Exhibit 99.1

Update on Proposed Acquisition of Grupo Somar

MIAMI, USA – BARRANQUILLA, COL – December 22, 2022 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, announces an update on its previously reported definitive agreement, dated as of May 16, 2022 (the “SPA”), to acquire Grupo Somar (including Grupo Farmacéutico Somar, S.A.P.I de C.V., Química y Farmacia S.A. de C.V., Gelcaps Exportadora de Mexico S.A. de C.V. and related entities) from the sellers under the SPA (the “Sellers”).

As previously reported, the Company initially expected that the closing (the “Closing”) of the acquisition of Grupo Somar by the Company (the “Acquisition”) would occur on October 14, 2022; however, on October 13, 2022, the Company was informed by the Sellers that a condition to the Closing would purportedly not be satisfied. Specifically, the Company was informed by the Sellers that, on October 7, 2022, a court in Mexico City issued an Embargo Precautorio (the “Embargo”) affecting certain shares of capital stock of Grupo Somar in connection with a pending dispute that involves an investment by a fund managed by Advent International but that is otherwise unrelated to the Sellers, Grupo Somar, the Company, or the Acquisition. The timing for resolution of the Embargo is unclear, although the Sellers have represented that they continue to work diligently towards the accomplishment of that objective.

Accordingly, the Company does not expect that the Closing will occur in 2022. The Company continues to believe the strategic rationale for the Acquisition remains attractive and is discussing with the Sellers alternatives in connection with the Acquisition and its associated timing; however, the time required for resolution of the Embargo is uncertain, is not in the Company’s control, and could result in further delays or prevent the Closing.

About Procaps Group

Procaps (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information; expectations related to the Company becoming one of the fastest growing pharmaceutical organizations in Latin America; expectations related to the closing of the Grupo Somar acquisition and timing; expectations related the consideration to be paid for the acquisition of Grupo Somar; expectation regarding Grupo Somar’s continued growth; expectations regarding the added value of the acquisition of Group Somar to the Company’s shareholders and anticipated long-term double-digit earnings accretion; expectations related to synergies, accelerated growth in the Mexican market and cross-selling cost efficiencies; and anticipated integration costs and synergies from the consolidation of Grupo Somar. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID-19 and other potential future pandemics on the Company’s business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.